UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13A-16 OR 15D-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For the month of November 2023

Commission File Number:  001-16601

FRONTLINE PLC
(Translation of registrant's name into English)

8, Kennedy Street, Iris House, Off. 740B, 3106 Limmasol, Cyprus
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]     Form 40-F [   ]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 is a copy of the press release issued by Frontline plc (the “Company”), dated November 20, 2023, announcing that the Company’s 2023 Annual General Meeting will be held on December 12, 2023.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRONTLINE PLC (registrant)

Dated: November 24, 2023	By:	/s/ Inger M. Klemp
Name: Inger M. Klemp
Title: Principal Financial Officer

EXHIBIT 1

FRO – Notice of Annual General Meeting 2023

20.11.2023

Frontline plc (the “Company”) announces that its 2023 Annual General Meeting will be held on December 12, 2023. A copy of the Notice of Annual General Meeting and associated information including the Company’s Annual Report on Form 20-F for 2022 can be found on our website at www.frontlineplc.cy and attached to this press release.

November 20, 2023
Limassol, Cyprus

This information is subject to the disclosure requirements pursuant to Section 5-12 the Norwegian Securities Trading Act

•	FRO – Notice of Annual General Meeting 2023
•	FRO – Annual Report 2022
•	FRO – Annual Report 2022_20-F
•	FRO – Directors Remuneration Policy
•	FRO – Directors Report
•	FRO – Remuneration Report 2022

FRONTLINE PLC
NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS
12TH DECEMBER 2023
NOTICE IS HEREBY given that the Annual General Meeting of Shareholders of Frontline plc (the “Company”) will be held on 12th December, 2023 at 09:00 a.m. at the Company’s business office situated at Soteriou Tofini Street 4, Ayios Athanasios, 4102 Limassol, Cyprus for the following purposes, all of which are more completely set forth in the accompanying information statement:
To receive and adopt the annual report and audited consolidated financial statements of the Company for the year ended December 31, 2022.
To consider the following Company proposals:
1.	To re-elect John Fredriksen as a Director of the Company.
2.	To re-elect James O’Shaughnessy as a Director of the Company.
3.	To re-elect Ola Lorentzon as a Director of the Company.
4.	To re-elect Ole B. Hjertaker as a Director of the Company.
5.	To re-elect Steen Jakobsen as a Director of the Company.
6.	To re-elect Marios Demetriades as a Director of the Company.
7.	To elect Cato Stonex as a Director of the Company.
8.	To re-appoint PricewaterhouseCoopers of Limassol, Cyprus as auditors and to authorise the Directors to determine their remuneration.
9.	To approve the remuneration of the Company’s Board of Directors of a total amount of fees not to exceed USD 600,000 for the year ended December 31, 2023.
10.	To amend the Articles of Association of the Company.
11.
To approve with effect from 12:00 p.m. (Cyprus time) on 12th December, 2023 (the “Effective Date”) and for a period of twelve (12) calendar months from the Effective Date the exclusion of the shareholders’ right of pre-emption with respect to any offer by the Company to the public against cash consideration, as may be decided by the Board of Directors from time to time, of a maximum of 377,377,111 ordinary shares of nominal value USD 1 each ranking pari passu with the existing ordinary shares of the Company at a subscription price which shall be determined by the Board of Directors not lower than USD 1 per share.

12.
To approve with effect from 12:00 pm (Cyprus time) on 12th December, 2023 (the “Effective Date”) and for a period of twelve (12) calendar months from the Effective Date the exclusion of the shareholders’ right of pre-emption with respect to any offer by the Company to the public for cash consideration as may be decided by the Board of Directors from time to time, of a maximum of 377,377,111 debentures or other securities convertible into ordinary shares of nominal value USD 1 each ranking pari passu with the existing ordinary shares of the Company or options or other securities carrying the right to subscribe for ordinary shares of the Company of nominal value USD 1 each ranking pari passu with the existing ordinary shares of the Company at a subscription price which shall be determined by the Board of Directors not lower than USD 1 per security.

13.	To approve the Company’s proposed Remuneration Policy with respect to the Company’s Directors pursuant to the provisions of The Encouragement of Long-Term Shareholders Engagement Law 111(I)/2021.
14.
To approve on an advisory vote basis the Company’s Remuneration Report for the year ended December 31st, 2022 pursuant to the provisions of the Encouragement of Long-Term Shareholders Engagement Law 111(I)/2021.

By Order of the Board of Directors
Marios Saveriades
Secretary
20 November 2023.
Notes:
1.
The Board has fixed the close of business on 20th November, 2023 as the record date for the determination of the shareholders entitled to attend and vote at the Annual General Meeting or any adjournment thereof.

2.
No shareholder shall be entitled to attend unless written notice of the intention to attend, vote and/or submit questions with respect to the matters stated in the agenda in person or by proxy together with the power of attorney or other authority (if any) under which it is signed or a notarially certified copy of that power of attorney is sent to the Company Secretary, to reach the Registered Office at 8, John Kennedy Street, IRIS House, Office 740B, 3106 Limassol, Cyprus by not later than 48 hours before the time of holding the meeting.

3.	A Form of Proxy is enclosed for use by the holders of shares in connection with the business set out above.
4.
Any shareholder or shareholders which hold individually or collectively at least 5% of the total voting rights of all shareholders who have the right to vote shall have the right to add items to the agenda of the Annual General Meeting provided that each such item is accompanied by reasons which justify its inclusion or a draft resolution to be adopted in the general meeting and provided written notice of such an intention is received in written form at the registered office of the Company at 8, John Kennedy Street, IRIS House, Office 740B, 3106 Limassol, Cyprus at least 42 days prior to the date of the Annual General Meeting.

5.
Resolutions 1 – 9 and 13 set out above are Ordinary Resolutions, approval of which will require the affirmative vote of a simple majority of the votes cast. Resolution 10 is a Special Resolution approval of which will require the affirmative vote of at least 75% of the votes cast. Resolutions 11 and 12 shall require the affirmative vote of 2/3rds of the votes corresponding to the represented issued share capital. If however at least half of the issued share capital is represented a simple majority of the votes cast shall be sufficient for approval. Resolution 14 will require the affirmative vote of a simple majority of the votes cast. However voting on this proposal is on an advisory basis only.

6.
Copies of (i) this Notice (ii) the audited consolidated financial statements of the Company for the year ended 31st December, 2022, included in its Annual Report (iii) a Directors’ Report explaining the reasons for the proposed exclusion of the shareholders’ right of pre-emption as per Proposals 11 and 12 hereabove (iii) a copy of the Proposed Remuneration Policy as per Proposal 13 (iv) a copy of the Remuneration Report of the Company for the year ended 31st December, 2022 (v) copies of the proposed resolutions 1 – 14 hereabove and (vi) the total number of shares and voting rights on the date of this Notice can be viewed in the Company’s web-site www.frontlineplc.cy and/or can be collected from the Company’s Registered Office at 8, John Kennedy Street, IRIS House, Office 740B, 3106 Limassol, Cyprus.

INFORMATION CONCERNING SOLICITATION AND VOTING FOR THE ANNUAL
GENERAL MEETING OF SHAREHOLDERS (THE “MEETING”) OF FRONTLINE PLC TO
BE HELD ON 12TH DECEMBER, 2023
___________________________________________
PRESENTATION OF FINANCIAL STATEMENTS
In accordance with Section 142 of the Cyprus Companies Law Cap. 113, the audited consolidated financial statements and annual report of the Company for the year ended December 31, 2022 will be presented at the Meeting. These statements have been approved by the Directors of the Company. There is no requirement under Cyprus law that such statements be approved by shareholders, and no such approval will be sought at the Meeting.
The Company’s audited consolidated financial statements contained in its Annual Report on Form 20-F are available on our website at www.frontlineplc.cy. Shareholders can request a hard copy free of charge upon request by writing to us at: 8, John Kennedy Street, IRIS House, Office 740B, 3106 Limassol, Cyprus.
___________________________________________
COMPANY PROPOSALS
PROPOSALS 1, 2, 3, 4, 5, 6 and 7 - ELECTION OF DIRECTORS
The Board has nominated the seven persons listed below for selection as Directors of the Company. Mr. Fredriksen, Mr. O’Shaughnessy, Mr. Lorentzon, Mr. Hjertaker, Mr. Jakobsen, Mr. Demetriades are presently members of the Board of Directors. Mr Stonex shall be elected at the Board of the Company for the first time. Mr. Lorentzon, Mr. O’Shaughnessy, Mr. Demetriades and Mr Jacobsen meet the independence standard for directors established by the New York Stock Exchange and the United States Securities and Exchange Commission and the Cyprus Stock Exchange.
As provided in the Company's Articles of Association, each Director is elected at each Annual General Meeting of Shareholders and shall hold office until the next Annual General Meeting following his or her election or until his or her successor is elected.
Nominees For Election To The Company's Board Of Directors
Information concerning the nominees for Directors of the Company is set forth below:
John Fredriksen has served as a director of the Company since November 3, 1997. Mr. Fredriksen has established trusts for the benefit of his immediate family which indirectly control Hemen, our largest shareholder. Mr. Fredriksen was a director of Frontline 2012 at the date of the Merger. Mr. Fredriksen is also a director of a related party Golden Ocean Group Limited, a Bermuda company listed on Nasdaq and the OSE whose principal shareholder is Hemen.
James O'Shaughnessy has been a director and member of the Audit Committee of the Company since September 2018. James O'Shaughnessy served as an Executive Vice President, Chief Accounting Officer and Corporate Controller of Axis Capital Holdings Limited since March 26, 2012. Prior to that Mr. O'Shaughnessy has served as Chief Financial Officer of Flagstone Reinsurance Holdings and as Chief Accounting Officer and Senior Vice President of Scottish Re Group Ltd., and Chief Financial Officer of XL Re Ltd. at XL Group plc. Mr. O'Shaughnessy received a Bachelor of Commerce degree from University College, Cork, Ireland and is both a Fellow of the Institute of Chartered Accountants of Ireland and an Associate Member of the Chartered Insurance Institute of the UK. Mr. O'Shaughnessy earned a Master's Degree in Accounting from University College Dublin.
Ola Lorentzon has been director of the Company since May 2015. Mr. Lorentzon was the Managing Director of Frontline Management AS, a subsidiary of the Company, from April 2000 until September

2003. Mr. Lorentzon has served as a director of FLEX LNG Ltd. since June 2017 and is also a director and Chairman of Golden Ocean Group Limited and a director of Erik Thun AB.
Ole B. Hjertaker has been a director of the Company since May 2022. Ole B. Hjertaker has been a Director of SFL Corporation Ltd. (“SFL”) since October 2019. Mr. Hjertaker has served as Chief Executive Officer of SFL since 2009 and served as Chief Financial Officer from 2006 to 2009. Prior to joining SFL, Mr. Hjertaker was employed in the Corporate Finance division of DNB Markets, a leading shipping and offshore bank. Mr. Hjertaker has extensive corporate and investment banking experience, mainly within the Maritime and Transportation industries, and holds a Master of Science degree from the Norwegian School of Economics and Business Administration.
Steen Jakobsen has been a director of the Company since May 2022. Steen Jakobsen has served as a director of Flex LNG Ltd. since March 2021. Mr. Jakobsen joined Saxo Bank in 2000 and serves as Chief Investment Officer. Mr. Jakobsen was the founder of then Saxo Bank’s renowned Outrageous Predictions. Prior to joining Saxo Bank, he worked with Swiss Bank Corp, Citibank, Chase Manhattan, UBS and served as Global Head of Trading, FX and Options at Christiania (now Nordea). Mr. Jakobsen graduated from the University of Copenhagen in 1989 with a MSc in Economics.
Marios Demetriades has been a Director of the Company since October 2022 and member of the audit committee since November, 2022. Mr. Demetriades is an experienced financial services professional with significant experience as a Non-Executive Director in various listed and private companies in the banking, infrastructure and shipping industries, namely as Non-Executive Director and Chairman of the audit and risk committees of Gordian Holdings Ltd.; Non-Executive Director and member of the audit and risk committees of FxPro Financial Services Ltd.; Non-Executive Director, Chairman of the audit committee and member of the risk and compliance committees of BnkPro Europe Ltd; and Non-Executive Director and Deputy Chairman of ADS Maritime Holdings. He previously served as the Minister of Transport, Communications and Works for the Republic of Cyprus from 2014 to 2018 and held various positions in the accounting, investment and banking sectors. He is qualified Chartered Accountant and Chartered Financial Analyst holder and a member of the CFA Institute, the Institute of Chartered Accountants in England and Wales and the Institute of Certified Public Accountants of Cyprus (ICPAC). Mr. Demetriades is a Cypriot citizen and resides in Cyprus.
Cato Stonex has had a long career in Fund management, initially with J Rothschild Investment Management. He was then a founder partner of Taube Hodson Stonex (THS) for 20 years, which managed institutional portfolios of Global Equity mandates. THS was sold to GAM in 2016, since when he has established Partners Investment Company, which has focussed on stock picking in small and mid cap equities, largely in Europe. In 2021 Partners Investment Company became Stonex Capital Partners Ltd and that same year Mr Stonex also funded WMC Capital Ltd, an investment company focused on the recovery of the global shipping industry. He has also been involved in a range of other business areas. He has been a long term investor in German property and is a founder and director of Obotritia, a German conglomerate with interests in property, venture capital and banking. Since 2016 he has been a director of two Spanish property companies, Axiare and Arima, the first of which was sold in 2018 and the second which is listed on the Madrid stock exchange. He has a range of other private business interests.
He holds an undergraduate degree from the London School of Economics and Political Science, where he served for ten years as a Governor and is now an Emeritus Governor. He has chaired its Development Committee, and is now an advisor to the Endowment Investment Committee. He is closely involved with LSE Ideas, a leading academic think tank.
PROPOSAL 8 - APPOINTMENT OF INDEPENDENT AUDITORS
At the Meeting, the Board will ask the shareholders to approve the re-appointment of PricewaterhouseCoopers of Limassol, Cyprus as the Company's independent auditors and to authorise the Board of Directors to determine the auditors’ remuneration.
Audit services provided by PricewaterhouseCoopers, Limassol, Cyprus in fiscal year 2023 included the examination of the consolidated financial statements of the Company and its subsidiaries for the fiscal year ended 31st December, 2022.

All services rendered by the independent auditors are subject to pre-approval and review by the Audit Committee.
PROPOSAL 9 – TO APPROVE DIRECTORS’ FEES
At the Meeting, the Board will ask that shareholders to approve the remuneration of the Company’s Board of Directors of a total amount of fees not to exceed USD 600,000 for the year ended December 31, 2023.
PROPOSAL 10 – TO APPROVE THE AMENDMENT OF THE
COMPANY’S ARTICLES OF ASSOCIATION
At the meeting, the Board will ask that shareholders approve the amendment of the Company’s Articles of Association as follows:
(i)
Article 1 (Interpretation) – By the deletion of the terms Combination Agreement, Combined Company, Euronav, Euronav Board, Euronav Shares, Merger, Merger Completion, Squeeze Out, Takeover Decree, Takeover Law, Tender Offer, Tender Offer Completion, Tender Offer Settlement;

(ii)	Article 48 (Alteration of Capital) – By the deletion of the words “or if as a result of the Tender Offer Completion or similar arrangements” 01st and 02nd line;
(iii)	Article 82(a) (Directors) – By the deletion of the words “other than during the Interim Period A or Interim Period B” 03rd and 04th line;
(iv)	Article 82(c) (Directors) – By the deletion of the words “For the avoidance of doubt, this regulation 82(c) shall not apply during the Interim Period A or Interim Period B” 05th and 06th line;
(v)	Article 102 (Removal of Directors) – By the deletion of the words “(subject to Regulation 136)” 03rd line;
(vi)	Article 136 (Interim Governance Provisions) – By the deletion of the said Article 136 in its entirety;
(vii)	By reason of the deletion of Article 136 the re-numbering of Articles 137, 138, 139, 140, 141, 142 and 143 to 136, 137, 138, 139, 140, 141 and 142 respectively.
The Articles of Association as approved at a Special General Meeting of the Company on December 20th, 2022 contain certain articles which regulated the Company’s internal governance in view of the contemplated merger of the Company with Euronav N.V. pursuant to the Combination Agreement (the “CA”) of July 10th, 2022. Following the termination of the CA by the Company on January 09th, 2023 these articles have been rendered dormant and serve no practical purpose to the internal governance of the Company. In the premises, it is in the best interests of the Company that they should be removed from the Articles of Association.
PROPOSAL 11 – TO APPROVE THE EXCLUSION OF THE SHAREHOLDERS’ RIGHT
OF PRE-EMPTION WITH RESPECT TO ANY OFFER BY THE COMPANY
TO THE PUBLIC OF ORDINARY SHARES OF THE COMPANY
At the Meeting the Board will ask that shareholders approve with effect from 12:00 pm (Cyprus time) on 12th December, 2023 (the “Effective Date”) and for a period of twelve (12) calendar months from the Effective Date the exclusion of the shareholders’ right of pre-emption with respect to any offer by the Company to the public against cash consideration as may be decided by the Board of Directors from time to time, of a maximum of 377,377,111 ordinary shares of nominal value USD 1 each ranking pari passu with the existing ordinary shares of the Company at a subscription price which shall be determined by the Board of Directors not lower than USD 1 per share.
Pursuant to the Cyprus Companies’ Law and Article 21 of the Articles of Association all additional shares proposed to be issued for cash consideration shall, prior to issuance, be first offered to the existing shareholders in the nearest proportion to the number of shares already held by them at a date prescribed by the directors and such offer shall be made by a notice fixing the number of shares that provide a right to purchase shares which each shareholder is entitled to be allotted and restricting the time (which shall be not less than 14 days) in which the offer if not accepted shall be deemed as having been declined and under such circumstances the Directors may allot or otherwise dispose such shares in their discretion (the “Pre-Emption Right”).
The Pre-Emption Right cannot be excluded or restricted in the Articles of Association, but only by a decision of the shareholders in General Meeting. If the directors propose to the General Meeting an exclusion or restriction of the Pre-Emption Right they have the obligation to submit to the general meeting a written report stating the reasons for the restriction or exclusion of the Pre-Emption Right and justifying the issuing price proposed (the “Directors Report”). The proposed restriction or exclusion may be specific to a specific proposed share issue or general provided that the maximum number of shares and the maximum period during which the relevant shares may be issued are indicated.
The reasons justifying the exclusion of the pre-emption right and the issue price are set out in the Director’s Report dated 09th November, 2023 which can be reviewed in the Company’s website www.frontlineplc.cy or can be collected from the Company’s Registered Office at 8, John Kennedy Street, IRIS House, Office 740B, 3106 Limassol, Cyprus.
PROPOSAL 12 – TO APPROVE THE EXCLUSION OF THE SHAREHOLDERS’ RIGHT OF
PRE-EMPTION WITH RESPECT TO ANY OFFER BY THE COMPANY OF SECURITIES
CONVERTIBLE INTO ORDINARY SHARES OR SECURITIES CARRYING THE
RIGHT TO SUBSCRIBE FOR ORDINARY SHARES OF THE COMPANY
At the Meeting the Board will ask that shareholders to approve with effect from 12:00 pm (Cyprus time) on 12th December, 2023 (the “Effective Date”) and for a period of twelve (12) calendar months from the Effective Date the exclusion of the shareholders’ right of pre-emption with respect to any offer by the Company to the public for cash consideration as may be decided by the Board of Directors from time to time, of a maximum of 377,377,111 debentures or other securities convertible into ordinary shares of nominal value USD 1 each ranking pari passu with the existing ordinary shares of the Company or options or other securities carrying the right to subscribe for ordinary shares of the Company of nominal value USD 1 each ranking pari passu with the existing ordinary shares of the Company at a subscription price which shall be determined by the Board of Directors not lower than USD 1 per security.
The statutory provisions of the Cyprus Companies’ Law and Article 21 of the Articles of Association relating to the exclusion of the shareholders’ right of pre-emption with respect to any offer by the Company to the public of ordinary shares against cash consideration as explained in Proposal 10 apply equally to securities convertible into shares or securities carrying the right to subscribe for shares but not to the conversion of securities and the exercise of the right to subscribe.
The reasons justifying the exclusion of the pre-emption right and the issue price are set out in the Directors Report dated 09th November, 2023 as specified in Proposal 11.

PROPOSAL 13 – TO APPROVE THE COMPANY’S REMUNERATION POLICY WITH RESPECT TO THE COMPANY’S DIRCTORS
At the meeting the Board will ask that shareholders approve the Company’s proposed Remuneration Policy with respect to the Company’s Directors pursuant to the provisions of The Encouragement of Long-Term Shareholders Engagement Law 111(I)/2021 of the Republic of Cyprus (the “Law”)
Pursuant to sections 12 and 13 of the Law listed companies shall establish a remuneration policy in respect of directors (as the term is defined in the Law) and shareholders shall be entitled to vote on the remuneration policy at the general meeting. The remuneration policy in accordance with the provisions of the Law, inter alia, is aimed at contributing to the business strategy and the long term interests and sustainability of the Company and explains how it shall contribute accordingly and further describes the different components for the granting of fixed and variable remuneration, including all bonuses of whatever kind which may be granted to directors and indicates the respective percentages thereof.
PROPOSAL 14 – TO APPROVE ON AN ADVISORY VOTE BASIS THE COMPANY’S
REMUNERATION REPORT FOR THE YEAR ENDED DECEMBER 31ST, 2022
TO THE PROVISIONS OF THE ENCOURAGEMENT OF LONG-TERM
SHAREHOLDERS ENGAGEMENT LAW 111(I)/2021
At the meeting the Board will ask that shareholders approve on an advisory basis the Company’s Remuneration Report for the year ended December 31st, 2022 pursuant to provisions of The Encouragement of Long-Term Shareholders Engagement Law 111(I)/2021 of the Republic of Cyprus (the “Law”)
Pursuant to section 13(5)(a) of the Law the Annual General Meeting has the right to hold an advisory vote on the Remuneration Report of the last financial year and the Company shall explain in the next Remuneration Report how the vote of the general meeting was taken into account. As this is only an advisory vote a dissenting majority vote against approval of the Remuneration Report will have no practical effect. However, the Board is under an obligation to take the result of the voting under consideration during the implementation of the Company’s Remuneration Policy for the following fiscal year.
OTHER BUSINESS
Management knows of no business that will be presented for consideration at the Annual General Meeting other than that stated in the Notice of Annual General Meeting.
By Order of the Board of Directors
Marios Saveriades
Secretary
Limassol, Cyprus

Frontline plc (the “Company”)
Form of Proxy for use at Annual General Meeting to be held on 12th December, 2023
I/We ……………………………………………………………………………………………………………
(NAME IN BLOCK CAPITALS)
Of ………………………………………………………………………………………………………………
being (a) holder(s) of …………………………………………………………………Ordinary Shares of US$1.00 each of the above-named
Company on the record date of 20th November, 2023, hereby appoint the duly appointed Chairman of the Meeting or ………………………….. to act as my/our proxy at the Annual General Meeting of the Company to be held on 12th December, 2023, or at any adjournment thereof, and to vote on my/our behalf as directed below.
Please indicate with an X in the spaces provided how you wish your vote(s) to be cast on a poll. Should this card be returned duly signed, but without a specific direction, the proxy will vote or abstain at his or her discretion

Proposals	For	Against	Abstain
1. To re-elect John Fredriksen as a Director of the Company.
2. To re-elect James O’Shaughnessy as a Director of the Company.
3. To re-elect Ola Lorentzon as a Director of the Company.
4. To re-elect Ole B. Hjertaker as a Director of the Company.
5. To re-elect Steen Jakobsen as a Director of the Company.
6. To re-elect Marios Demetriades as a Director of the Company.
7. To elect Cato Stonex as a Director of the Company.
8. To re-appoint PricewaterhouseCoopers of Limassol, Cyprus as auditors and to authorize the Directors to determine their remuneration.
9. To approve the remuneration of the Company’s Board of Directors of a total amount of fees not to exceed USD 600,000 for the year ended December 31, 2023.
10 To approve the amendments of the Company’s Articles of Association.
11. To approve the exclusion of the shareholders’ right of pre-emption with respect to any offer of new ordinary shares of the Company to the public against cash consideration for a period of twelve (12) calendar months with effect from 12:00 pm on 12th December, 2023.

12. To approve the exclusion of the shareholders’ right of pre-emption with the respect to any offer of debentures or other securities convertible into ordinary shares or options or other securities carrying the right to subscribe for ordinary shares of the Company to the public against cash consideration for a period of twelve (12) calendar months with effect from 12:00 pm on 12th December, 2023.

13. To approve the Company’s proposed Remuneration Policy with respect to the Company’s Directors.
14. To approve on an advisory basis the Company’s Remuneration Report for the year ended December 31st, 2022

Date…………………. Signature ……………………………….
Notes:
1.	A Shareholder entitled to attend and vote at a meeting may appoint one or more proxies to attend and, on a poll, vote instead of him.
2.	Proxies appointed by a single Shareholder need not all exercise their vote in the same manner.
3.
In the case of joint holders, the vote of the senior who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the votes of the other joint holders. For this purpose, seniority is determined by the order in which the names stand in the Register of Members.

4.	In the case of a corporation, this proxy must be given under its common seal or be signed on its behalf by a duly authorised officer or attorney.
5.
If it is desired to appoint by proxy any person other than the Chairman of the Meeting, his/her name should be inserted in the relevant place, reference to the Chairman deleted and the alteration initialed.

6.	This proxy should be completed and be sent to reach one of the following addresses, as appropriate, by not later than 48 hours before the time for holding the meeting.
Nordea Bank AB (publ) filial i Norge
Issuer Services
PO Box 1166 Sentrum
0107 Oslo, Norway
Fax: +47 2401 3462
or via e-mail to: nis@nordea.com

Last update: November 2023
DIRECTORS’ REMUNERATION POLICY

A. Table of Contents
1. Introduction	4
1.1. Purpose	4
1.2. Scope and applicability	4
1.3. Board of directors	4
2. Policy	5
2.1. Determining the Policy	5
2.2. Forms of Remuneration	6
2.2.1. Fixed Remuneration	6
2.2.2. Variable Remuneration	6
2.2.3. Synthetic Option Scheme	7
2.2.4. Other Benefits	8
2.3. Derogation	8
2.4. Conflicts of Interest	8
2.5. Duration of Directors’ Contracts	9
2.6. Claw-back Term	9
3. Miscellaneous	10
3.1. Policy Approval and Publication	10

B. Definitions
Board	The Board of Directors of the Company

Director(s)
(i) any member of the administrative, management or supervisory bodies of the Company;

(ii) managing director, and if applicable, the alternate managing director;

(iii) other persons who perform functions similar to those performed under point (i) or (ii) and include the CEO

For the purposes of this Remuneration Policy, and for the avoidance of any doubt, the term “Director” extends to include the Company’s Executive Officers as herein defined, despite the fact that they are not appointed members of the Board and therefore reference in this Remuneration Policy to Directors shall include Executive Officers unless otherwise provided.

CEO	Chief executive officer

Company	FRONTLINE PLC

Companies’ Law	The Companies’ Law, Cap. 113 as amended from time to time

Executive Officers	Chief Executive Officer

Law	Law on the Encouragement of Long-term Shareholder Engagement 111(I)/2021 as amended from time to time

1. Introduction
1.1. Purpose
The Company is dedicated to adhering to the best corporate governance practices for the purpose of achieving the business strategy of the Company and for the long-term benefit of its shareholders and all other stakeholders. The Company is further committed to encourage long-term shareholder engagement and to enhance transparency and accountability between the Company and all its stakeholders.
The Directors, as the responsible persons for management of the business of the Company, have a crucial role in achieving the above aims of the Company. Therefore, the Company aims at appointing Directors, who have a diversified educational and professional background, in order to reflect a sufficiently wide range of experiences of corporate finance and/or the shipping industry, irrespective of age or gender.
The remuneration of the Directors is considered one of the key instruments in aligning the interests of the Company and those of the Directors in order to keep them incentivized to achieve the objectives of the Company. It is therefore important that the remuneration policy is determined in an appropriate manner by the competent bodies within the Company and that the shareholders have the possibility to express their views regarding the remuneration policy.
The purpose of the present Directors Remuneration Policy (the “Policy”) is to set out the framework under which the remuneration of Directors is provided by the Company, in order to increase corporate transparency, the accountability of directors, and to enable shareholders, potential investors and stakeholders to obtain a full and reliable picture of the remuneration of each director.
1.2. Scope and applicability
The Policy is prepared in accordance with the Law, the Company’s articles of association and the Company’s corporate governance practices.
The Company establishes the Policy, and the shareholders have the right to vote for it during a general meeting of the Company. The vote of the shareholders at the general meeting is binding and the Company shall pay any remuneration to the Directors only pursuant to the Policy, as approved by the shareholders at such meeting. For as long as the Policy remains unapproved, the Company shall continue to pay the Directors’ remuneration on the basis of its existing established practices.
The Company shall draw up a clear and understandable remuneration report, providing a comprehensive overview of the remuneration, including all benefits in whatever form, awarded or due during the most recent financial year to individual directors, including to newly recruited and to former directors, in accordance with this Remuneration Policy and the Law.

1.3. Board of Directors
As per the applicable legislation and the Articles of Association of the Company, the minimum number of Directors shall be not less than two and the maximum number shall be limited to seven.
The Board of Directors is comprised of non-executive directors only who are responsible for overseeing the management of the Company, which is led by the CEO. The Board considers this to be an appropriate governance and management structure.
The Board of Directors may delegate any of their powers to committees consisting of such member or members of their body as they think fit, subject to the relevant rules of any stock exchange, as applicable.
Pursuant to the Articles of Association of the Company, the following committees shall be constituted by the Board of Directors:
(a) Nomination Committee
(b) Remuneration Committee
(c) Audit Committee
Nomination Committee: The committee is responsible for identifying and recommending potential candidates to become Board members and recommending directors for appointment to the Board Committees.
Remuneration Committee: The committee is responsible for establishing the Executive Officer’s compensation and benefits.
Audit Committee: The Committee is responsible for overseeing the quality and integrity of the financial statements, accounting, auditing and financial reporting practices, compliance with legal and regulatory requirements, independent auditor’s qualification, independence and performance of the internal audit function of the Company.
The Articles of Association of the Company, which are available on the Company’s website, govern the operation of the Committees and provide more details to that extent.

2. Policy
2.1. Determining the Policy
The Company seeks to fairly award the Directors for their services to the Company and for any other service they perform for the benefit of the Company in order to attract, retain and motivate the personnel required for this purpose. When determining the remuneration of the Directors, whether fixed or variable, the Company takes into consideration the following factors:
i.	Long-term strategy, interest and sustainability of the Company;
ii.	Competitiveness and market trends for similar positions and duties;
iii.	Professional experience and seniority of each Director;
iv.	Responsibilities and duties of each Director;
v.	Professional knowledge and skills of each Director;
vi.	Academic and professional qualifications;
vii.	Performance by each Director;
viii.	Time devoted to the affairs of the Company by each Director;
ix.	Financial results of the Company for any remuneration which is not fixed in advance;
x.	Applicable laws and regulations;
The remuneration of the Directors participating on the Board, other than the remuneration of the CEO, shall from time to time be determined by the Company in general meeting. In the absence of a determination to the contrary in general meeting, such remuneration shall be deemed to accrue from day to day.
The remuneration of the CEO is determined by the Board of Directors, and it is agreed on a contractual basis with the CEO. The remuneration is reviewed annually by the Board of Directors and it is adjusted accordingly if required.
2.2. Forms of Remuneration
2.2.1. Fixed Remuneration
Each Director of the Company, other than an executive director who may be appointed from time to time, receives an annual fixed fee as remuneration for the services rendered under its capacity as a Director, which is determined based on the factors described above. The level of annual fixed fee is proposed by the Board of Directors at the Annual General Meeting.
The CEO receives a base salary for any executive services provided. The CEO is also entitled to pension, which is reviewed annually by the Board of Directors to ensure that it is aligned with the overall objectives of the Company's remuneration.
In addition, the Directors who participate in the Audit Committee receive an additional fee for their services.
If a member of the Board of Directors is instructed to take on a specific ad hoc task that falls outside the scope of that member’s ordinary duty, that member may be offered an additional fee for the work carried out in relation to such task, subject to the approval of the Board of Directors.
2.2.2. Variable Remuneration
The Directors are also entitled to variable remuneration. The objective of the variable remuneration is to incentivize the Directors to achieve the short and long targets of the Company, while at the same time reinforces the satisfaction of the Directors and their retention at the Company.
The Board of Directors, as the body responsible for the effective and sustainable management of the Company, has the discretion to award such variable remuneration. The amount of variable remuneration awarded is proportionate to the performance of the Directors and it is aligned to the performance of the Company, and its determination is based on the factors outlined above and the following financial and qualitative performance criteria:
-	compliance with internal policies and applicable laws;
-	quality of the work performed;
-	timely delivery of tasks;
-	initiatives taken;
-	steps taken by the Director, which contributed to the growth of the Company, including financial results or networking and contacts development;
-	teamwork ability;
The variable remuneration is classified as one-year or multi-year variable.
The Company has established an appraisal process, for the assessment of the performance criteria. Taking into account the outcome of the appraisal of any financial or qualitative performance criteria, the risk management and the exposure of the Company to any financial risks, the board of directors has the discretion to decide to award any variable remuneration.
One-year variable includes:
(a)	for the CEO only, annual bonuses which have been paid or accrued during the reported financial year. Such bonuses are provided at the discretion of the Board of Directors.
(b)
the total fair value of the synthetic options, as calculated based on the difference between the exercise price and market price of the underlying shares on the vesting date, which as a result of the fulfilment of predetermined performance criteria where the time span of the relevant performance criteria did not exceed one year, were granted or offered in previous years but that vested during the reported financial year.

Multi-year variable includes:
The total fair value of the synthetic options, as calculated based on the difference between the exercise price and market price of the underlying shares on the vesting date, which as a result of the fulfilment of a predetermined performance criteria, where the time span of the relevant performance exceeds one year, were granted or offered in previous years but that vested during the reported financial year.

The variable component of the remuneration of the CEO is split between share-based compensation, linked to long-term performance of the Company, along with a cash bonus, linked to the performance of the Company in the year in question.
2.2.3. Option Schemes
The Directors may establish and maintain an employee's share scheme, share option, or share incentive scheme approved by the shareholders, whereby selected employees (including Directors and Executive Officers) are given the opportunity of acquiring shares in the capital of the Company.
In 2021, the Board has approved the grant of synthetic options, being synthetic instruments containing the right to receive payment after becoming vested, to employees and board members as per the rules of the said synthetic option scheme (the “Scheme”). The synthetic options will be settled in cash based on the difference between the market price of the Company's shares on the date of exercise and the exercise price. The Scheme remains in effect and without changes since the date of its approval.
In accordance with the Scheme, the Board may, in its discretion, grant an option to the persons eligible under the Scheme within ten years from the date of its adoption by the board. The synthetic options granted shall become exercisable at such time that the Board of Directors may determine with its resolution to grant, provided that such date cannot be earlier than one day after the date of grant or on death of the holder or upon the occurrence of a change of control event. As a matter of practice, on grant, the Board determines the vesting schedule in such a manner so as to act as an incentive to the Directors in the performance of their duties.
2.2.4. Other Benefits
Other benefits payable to the CEO only include the provision of medical and other insurance benefits and bonuses.
The Board of Directors may grant retirement pensions or annuities or other gratuities or allowances on death to the Directors or to the widow of or the dependents of any such Directors in respect of services rendered by any of them to the Company.
Furthermore, the Company may make payments towards insurances or trust in respect of a Director and may include rights in such retirement pensions or annuities or other gratuities or allowances not as a part and independently of the terms of any engagement but upon retirement, resignation or death of a Director as the Board may decide.
The Directors are also entitled, subject to applicable law, to indemnity out of the assets and profits of the Company from and against all actions, costs, charges, losses, damages and expenses which they or any of them shall or may incur by reason of any contract entered into or any act done, concurred in or omitted in or about the execution of their duties except such as they shall incur or sustain by or through their own willful act, neglect or default.
2.3. Derogation
The Company in exceptional circumstances may temporarily derogate from the provisions of the Policy provided it is necessary for the long-term interests and sustainability of the

Company as a whole or in order to ensure its viability. The circumstances where the Policy may not be enforced include, inter alia:
(a)	where this becomes necessary by operation of any law or regulation or as a respond to any legal or regulatory matters,
(b)	essential changes to the operation of the Company or
(c)	any circumstance which affects the overall objectives of the Company.
The process for the derogation from any provision of this Policy is that the suggested derogation is presented to the Board of Directors for approval, following consultation with the Remuneration and Audit Committee. The derogation applied shall be included in the respective Remuneration Report issued by the Company.
2.4. Conflicts of Interest
The Directors shall ensure that they avoid any conflict of interests when determining the remuneration of Directors and the Policy in its entirety. They shall always act independently, keep the stakeholders informed and ensure that they disclose any interest they may have in relation to the remuneration.
As a general principle, the Directors shall not be involved with the determination of their remuneration.
As per the Articles of Association of the Company and the Companies Law, the Directors must disclose any interest they may have in a proposed contract (including in relation to the director’s employment contracts), whether direct or indirect, and they shall declare such interest at the relevant meeting of the Directors. To ensure the independency of the Board during a Directors’ meeting, a Director who is conflicted may not vote on any subject in respect of any abovementioned contract or arrangement and if he does so vote, his vote shall not be counted and shall, also, not be counted in the quorum present at the meeting of the Board of Directors.
Furthermore, as described above, the Remuneration Committee shall consist of independent and non-executive directors in order to avoid any conflicts of interest in relation to the determination of the remuneration.
The procedure of approval of the Policy by the shareholders of the Company, further ensures that the remuneration of the directors is properly disclosed and considered by the shareholders, who will have the opportunity to state any concerns they may have on the matter.
2.5. Duration of Directors’ Contracts
For the purpose of employing a CEO, the Company shall enter into an employment agreement providing amongst others for the term of the employment, the Company’s option to renew and the method of renewal and the remuneration. Regarding the remuneration, any such employment agreement shall state that the salary of the CEO is reviewed annually by the Board of Directors.
The notice period for the termination of the employment contract between the Company and the CEO shall be stated therein and it must be at least 3 months. The Company may alternatively reserve the right to request the CEO to resign from the position with immediate effect prior to the end of the aforesaid period notice.

The CEO maintains the right to salary and other benefits, as applied, during the notice period.
If the employment agreement is terminated by the Company, the CEO shall receive a severance pay, equivalent to 100% of the fixed salary at the date of termination, for three months after the expiry of the notice period. A deduction will be made from the severance pay for the full amount of income or renumeration (including, but not limited to, success fees, commission, income from offices and assignments) that the CEO receives or acquires from the Company or others during the period the severance pay is paid.
In case of material breach of the employment agreement, the CEO is not entitled to payment during the notice period nor severance pay.
2.6 Claw-back Term
Certain compensation awarded under this Remuneration Policy is subject to claw-back in the event that the Company is required to prepare an accounting restatement due to material non-compliance with any financial reporting requirements. This clause covers incentive-based compensation (including without limitation cash, securities or otherwise), that is granted earned or vested wholly or in part to the CEO upon the attainment of financial reporting measures that are determined and presented in accordance with accounting principles used in preparing the Company’s financial statements, and all other measures that are derived wholly or in part from such measures (“Incentive-Based Compensation”). In such a case, when Incentive-Based Compensation is subject to claw-back, the Company shall be entitled to recover a portion of, or all of, any Incentive-Based Compensation provided to the CEO. The recovery in such a case will be the difference between the Incentive-Based Compensation received and the amount that would have been received applying the restated financial reporting measure. In the event of a significant misconduct that causes material financial, operational or reputational harm, the Company may, at its discretion, recover a portion of, or all of, any Incentive-Based Compensation provided to the CEO. This clause covering the claw-back of Incentive-Based Compensation is intended to comply with the laws, rules and regulations applicable to the Company and may be amended from time to time to solely comply with the listing standards of the national securities exchange or association on which the Company’s securities are listed, currently the New York Stock Exchange, or as is otherwise required by the Dodd-Frank Wall Street Reform and Consumer Protection Act, as amended, the Securities Exchange Act of 1934, as amended, and rules promulgated thereunder by the U.S. Securities Exchange Commission or any other applicable law. The claw-back policy is publicly available on the Company’s website at https://www.frontlineplc.cy.

3. Miscellaneous
3.1. Policy Approval and Publication
The Remuneration Committee shall ensure that the Policy is periodically and effectively reviewed.
The Policy must be presented at the meeting of the shareholders of the Company and be approved by them. The remuneration of the Directors is paid only in accordance with the policy approved by the shareholders.
The Policy shall be presented to the shareholders at least every four (4) years. In addition, every time there is a substantial change to the Policy, the Company shall present the Policy to the shareholders at a general meeting.
For all periods prior to which there was no approved Policy in place, the Company determined and paid the remuneration to the Directors, pursuant to the existing practices.
This Remuneration policy has been approved at a company’s general meeting on [DATE] and together with the date and results of the vote of the shareholders at a general meeting, is published and remains available on the Company's website free of charge, at least as long as it remains valid.

FRONTLINE PLC

Directors’ Report pursuant to section 60(B)(5)(a) of the
Cyprus Companies’ Law Cap. 113 (the “Law”)

9th November, 2023
Pursuant to the aforesaid provisions of Law and Article 21 of the Company’s Articles of Association, whenever the Company intends to issue and offer shares out its authorised and unissued share capital by consideration in cash, such shares must initially be offered on a pre-emptive basis to existing shareholders in proportion to the proportion of the capital represented by their shares (the “Right of Pre-Emption”).
The Right of Pre-Emption cannot be restricted by relevant provisions in the Articles of Association but only by a decision of the shareholders in General Meeting. In this context, the Directors have a statutory obligation to submit to the General Meeting a written report stating the reasons for the restriction or withdrawal of the Right of Pre-Emption and justifying the issue price proposed.
The limitation or exclusion of the right of pre-emption may be specific to a specific issue or specific proposed issues of shares or general, provided that the maximum number of shares and the maximum period for which the relevant shares may be issued are indicated.
The aforesaid statutory provisions equally apply to the issue of all securities convertible into shares including but not limited to debentures or carrying the right to subscribe for shares including but not limited to options but not to the conversion of securities and the exercise of the right to subscribe.
In the upcoming Annual General Meeting of the Company to be held in Limassol, Cyprus on 12th December, 2023 the Board of Directors of the Company will, inter alios, ask the shareholders to approve the following Proposals (collectively the “Waiver of Pre-emption Rights Proposals”):
“To approve with effect from 12:00 p.m. (Cyprus time) on 12th December, 2023 (the “Effective Date”) and for a period of [twelve (12) calendar months from the Effective Date] the exclusion of the shareholders’ right of pre-emption with respect to any offer by the Company to the public for cash consideration, as may be decided by the Board of Directors from time to time, of a maximum of 377,377,111 ordinary shares of nominal value USD 1 each ranking pari passu with the existing ordinary shares of the Company at a subscription price which shall be determined by the Board of Directors not lower than USD 1 per share”.

“To approve with effect from 12:00 pm (Cyprus time) on 12th December, 2023 (the “Effective Date”) and for a period of twelve (12) calendar months from the Effective Date the exclusion of the shareholders’ right of pre-emption with respect to any offer by the Company to the public for cash consideration as may be decided by the Board of Directors from time to time, of a maximum of 377,377,111 debentures or other securities convertible into ordinary shares of nominal value USD 1 each ranking pari passu with the existing ordinary shares of the Company or options or other securities carrying the right to subscribe for ordinary shares of the Company of nominal value USD 1 each ranking pari passu with the existing ordinary shares of the Company at a subscription price which shall be determined by the Board of Directors not lower than USD 1 per security”.
The Board of Directors has determined that the waiver of the Pre-Emption Rights as proposed is necessary to ensure that the Company maintains maximum financial flexibility in line with its commercial policy and strategic objectives.
The Company may from time to time consider opportunistic investments, including mergers and acquisitions, strategic transactions, fleet expansion, vessel acquisitions, renewals and upgrades, debt repayment and refinancings all of which require the ability to execute transactions promptly. The Waiver of the Pre-Emption Rights will facilitate the swift execution of the foregoing should such opportunities arise and furthermore ensure that the Company has sufficient funds at its disposal for other corporate and operational purposes. The use of proceeds from any such offering will be stated in the applicable offering materials or press release, along with the number of securities offered and the price at which such securities are offered. The trading price and volume of the Company’s ordinary shares has been and may continue to be subject to large fluctuations. The market price and volume of the Company’s ordinary shares may increase or decrease in response to a number of events and factors including those that are out of the control of the Company, as such the board proposes that the subscription price for any ordinary shares and debentures or other securities convertible into ordinary shares and/or options or other securities carrying the right to subscribe for ordinary shares offered to the public subject to the Pre-Emption Right Waiver should be left to the discretion of the board, but in any case shall not be less that the nominal value of existing ordinary shares of the Company, namely $1.00 per share and furthermore shall not be subject to a maximum price.
The Board of Directors has determined that the approval of the Pre-Emption Right Waiver Proposals is in the best commercial interests and economic benefit of the Company and recommends its approval at the Annual General Meeting.
By Order of the Board of Directors
Ola Lorentzon
Chairman of the Board

FRONTLINE PLC
REMUNERATION REPORT
2022
Introduction
As a company incorporated in Cyprus and listed on the Oslo Stock Exchange, we are committed to providing transparency and accountability to our stakeholders. In accordance with the Directive 2007/36/EC, as amended by Directive (EU) 2017/828 (together, the "Directive"), we are pleased to present our remuneration report, which outlines the details of our executive remuneration and benefits package. The report has been prepared by the Board of Directors of Frontline plc in accordance with the Cyprus Stock Exchange ("CSE") Corporate Code of Governance 5th Editions (Updated) January 2019 and the requirements of the Encouragement of the Long-Term Active Participation of the Shareholders Law of 2021, Law 111(I)/2021.
The Report comprises remuneration to the Company's Chief Executive Officer ("CEO"), who has been employed by Frontline Management AS, a subsidiary of Frontline plc for the financial year 2022, along with members of the Board of Directors (the "Board"). For the year ended December 31, 2022 the reporting Company had no employees. The purpose of the Report is to provide a comprehensive, clear and understandable overview of awarded and due gross salary and remuneration to the Board for the last financial year.
The Company will present this report to the Annual General Meeting in 2023. The Company is in the process of preparing a formal remuneration policy for presentation to the Annual General Meeting in 2023, along with the report for approval.
Remuneration committee
The Company established a Remuneration Committee in February 2023, comprising two independent directors, Mr. Ola Lorentzon and Mr. Marios Demetriades. Prior to its establishment, the remuneration of the CEO was determined by the Board with the overall objective to enhance shareholder value, by aligning the interests of shareholders and the CEO, as well as attracting and retaining qualified personnel.
The remuneration of the CEO is split between fixed and variable components. The variable component is split between share-based compensation, linked to the long-term performance of the Company, along with a cash bonus, linked to the performance of the Company in the year. The fixed component, which includes salary and other benefits such as pension, is reviewed annually by the Board of Directors to ensure that it is aligned with the overall objectives of the Company's remuneration.
The Board of Directors
The remuneration of members of the Board consists of an annual fixed fee determined annually by the general meeting of the Company and to not exceed $0.6 million in aggregate for the year ended December 2022 and grants under the Company's long-term incentive scheme as noted below. In addition, members of the audit committee receive additional fees for such service.
No variable remuneration has been reclaimed for the Directors or CEO in relation to the year ended December 31, 2022.
Long-term incentive scheme
In December 2021, the Board approved the grant of 1,280,000 synthetic options to employees and board members according to the rules of the Company’s synthetic option scheme approved on December 7, 2021. The synthetic options have a five year term expiring in December 2026. The vesting period is 12 months for the first 27.5% of options, 24 months for the next 27.5% of options and 36 months for the final 45% of options. The synthetic options will be settled in cash based on the difference between the market price of the Company’s shares on the date of exercise and the exercise price.
Summary of Company performance

Frontline Plc – Annual Report and Financial Statements 2022	1

Profit for the period increased by $432.0 million in the year ended December 31, 2022 as compared to the year ended December 31, 2021. For a full analysis of the Company performance please see our Consolidated Financial Statements and Management report for the year ended December 31, 2022.
Total remuneration of the Directors and CEO
Our Directors and CEO, along with start or end date to the extent applicable to the reporting period, are as follows:
Name	Position	Start date	End date
Ola Lorentzon	Chairman and Non-Executive Director	not applicable	not applicable
John Fredriksen	Non-Executive Director	not applicable	not applicable
James O'Shaughnessy	Non-Executive Director and Audit Committee Chairman	not applicable	not applicable
Ole B. Hjertaker	Non-Executive Director	May 2, 2022	not applicable
Steen Jakobsen	Non-Executive Director	May 2, 2022	not applicable
Marios Demetriades	Non-Executive Director and Audit Committee member	October 4, 2022	not applicable
Tor Svelland	Non-Executive Director	not applicable	May 2, 2022
Jens Martin Jensen	Non-Executive Director	not applicable	September 30, 2022
Lars H. Barstad	Chief Executive Officer of Frontline Management AS	not applicable	not applicable

Table 1 – Total remuneration of the Directors & CEO

	Fixed			Variable
(in thousands of $)	Base salary	Other	Fees benefits	One-year variable	Multi-year variable	Pension expense	Total	Proportion fixed	Proportion variable
Ola Lorentzon	—	150	—	238	—	—	388	39%	61%
John Fredriksen	—	60	—	119	—	—	179	34%	66%
James O'Shaughnessy	—	85	—	119	—	—	204	42%	58%
Ole B. Hjertaker	—	40	—	—	—	—	40	100%	— %
Steen Jakobsen	—	40	—	—	—	—	40	100%	— %
Marios Demetriades	—	15	—	—	—	—	15	100%	— %
Tor Svelland	—	41	—	—	—	—	41	100%	— %
Jens Martin Jensen	—	34	—	—	—	—	34	100%	— %
Lars H. Barstad	376	—	—	820	—	22	1,218	33%	67%
Total	376	465	—	1,296	—	22	2,159	40%	60%

Fixed fees are payable for services rendered as members of the Board of Directors.
Base salary is payable as remuneration for executive services.
Other benefits includes the provision of medical and other insurance benefits.

Frontline Plc – Annual Report and Financial Statements 2022	2

One-year variable includes:
•	annual bonuses which have been paid or accrued during the reported financial year. Such bonuses are at the discretion of the Board.
•
the fair value of the synthetic options, as calculated based on the difference between the exercise price and market price of the underlying shares on the vesting date, which as a result of the fulfilment of predetermined performance criteria where the time span of the relevant performance criteria did not exceed one year, were granted or offered in previous years but that vested during the reported financial year. No options were exercised in the year.

Multi-year variable includes the total fair value of the synthetic options, as calculated based on the difference between the exercise price and market price of the underlying shares on the vesting date, which as a result of the fulfilment of a predetermined performance criteria, where the time span of the relevant performance criteria exceeds one year, were granted or offered in previous years but that vested during the reported financial year. No such options vested in 2022.
Pension expense includes the contributions that took place in the reported financial year to a defined contribution pension scheme.
In December 2021, the Board approved the grant of 1,280,000 synthetic options to employees and board members according to the rules of the Company’s synthetic option scheme approved on December 7, 2021. The synthetic options have a five year term expiring in December 2026. The vesting period is 12 months for the first 27.5% of options, 24 months for the next 27.5% of options and 36 months for the final 45% of options. The exercise price is NOK 71, which shall increase by NOK 5 on each of December 7, 2023, and December 7, 2024, and will further be adjusted for any distribution of dividends made before the relevant synthetic options are exercised. The synthetic options will be settled in cash based on the difference between the market price of the Company’s shares and the exercise price on the date of exercise. The synthetic options are not subject to a retention period.
The below table details the number of options granted to each individual in respect of the three vesting periods noted above:
		Opening balance			Closing balance
Name	Vesting date	Options held at the beginning of the year	Options vested	Options lapsed	Options awarded and unvested
Ola Lorentzon	07/12/2022	44,000	(44,000)	—	—
Ola Lorentzon	07/12/2023	44,000	—	—	44,000
Ola Lorentzon	07/12/2024	72,000	—	—	72,000
John Fredriksen	07/12/2022	22,000	(22,000)	—	—
John Fredriksen	07/12/2023	22,000	—	—	22,000
John Fredriksen	07/12/2024	36,000	—	—	36,000
James O'Shaughnessy	07/12/2022	22,000	(22,000)	—	—
James O'Shaughnessy	07/12/2023	22,000	—	—	22,000
James O'Shaughnessy	07/12/2024	36,000	—	—	36,000
Tor Svelland	07/12/2022	22,000		(22,000)	—
Tor Svelland	07/12/2023	22,000		(22,000)	—
Tor Svelland	07/12/2024	36,000		(36,000)	—
Lars H. Barstad	07/12/2022	110,000	(110,000)	—	—
Lars H. Barstad	07/12/2023	110,000	—	—	110,000
Lars H. Barstad	07/12/2024	180,000	—	—	180,000
Total		800,000	(198,000)	(80,000)	522,000

At the grant date, the Company's underlying share price was NOK 65. On December 7, 2022, the date on which the first tranche of synthetic options vested, the Company's underlying share price was NOK 123.60.

Frontline Plc – Annual Report and Financial Statements 2022	3

Comparative information on the change of remuneration
The below data
(in thousands of $)	2022 vs 2021	2021 vs 2020	2020 vs 2019	2019 vs 2018	2018 vs 2017
Change in remuneration
Non-executives
Ola Lorentzon	36	54	—	—	—
John Fredriksen	(36)	(54)	—	—	—
James O'Shaughnessy	(34)	49		51	19
Ole B. Hjertaker	40
Steen Jakobsen	40	—	—	—	—
Marios Demetriades	15	—	—	—	—
Tor Svelland	(19)	40	20	—	—
Jens Martin Jensen	34	—	—	—	—
Other non-executives		(47)	(23)	—	—

Executives
Lars H. Barstad	264	295	64	—	—
Other executives		(963)	(49)	22	14

Total	340	(626)	12	73	33

Change in Company performance
Change in profit or loss for the period	490,498	(427,836)	272,903	148,852	255,981

The calculation includes fees, salary, bonus, pension and other benefits payable to directors and the CEO by the Company and its subsidiaries. The calculation excludes share-based variable remuneration for directors and the CEO of the Company. "Other non-executives" is comprised of remuneration paid to those directors not remunerated in the reported financial year. "Other executives" is comprised of remuneration paid to other executive officers not remunerated in the reported financial year.
Profit is derived from our consolidated financial statements prepared in accordance with International Financial Reporting Standards for the years ended December 31, 2022 and 2021. Profit for the years ended December 31, 2020, 2019, 2018 and 2017 is derived from our consolidated financial statements prepared in accordance with accounting principles generally accepted in the United States of America.

Frontline Plc – Annual Report and Financial Statements 2022	4